September ~~9~~10, 2009

via EDGAR and FEDERAL EXPRESS

Mr. Jim Peklenk
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Flagstone Reinsurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
DEF 14A Filed April 14, 2009
File No. 001-33364

Dear Mr. Peklenk:

On the behalf of Flagstone Reinsurance Holdings Limited (the “Company”), this letter responds to the letter dated July 24, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) filed with the Commission on March 13, 2009 and the definitive proxy statement on Schedule 14A (the “Proxy”) filed by the Company with the Commission on April 14, 2009.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment.  The page numbers in the bold captions refer to pages in the 10-K and Proxy, as applicable, as filed with the Commission.

RESPONSES

Item 1A. Risk Factors

“We depend on a small number of reinsurance and insurance brokers and agents…” page 34

1.
We note that your company is substantially dependent on the premiums received through brokers Aon Benfield and Guy Carpenter.  Please disclose the material terms of any agreement between your company and these brokers and please file a copy of any such agreements.

Response:              The relationships with Aon Benfield and Guy Carpenter are maintained on a transaction by transaction basis.  There are no long-term agreements with these brokers.  Accordingly, the Company submits that there are no agreements to be filed or terms to be disclosed.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 92

2.	Please tell us why you believe you are not the primary beneficiary of Mont Gele and Valais Re and provide us your analysis under FIN 46R.

Response:

Catastrophe Bonds - Over the last few years, the convergence of the capital markets and reinsurance markets has gathered momentum, leading to the emergence of several opportunities for insurers and reinsurers to transfer risk to the capital markets, via insurance-linked securities. Mont Gele Re and Valais Re are two insurance-linked securities commonly referred to as Catastrophe Bonds, or Cat Bonds. Cat Bonds are risk-linked securities that transfer a specified set of risks from a (re)insurer to the capital markets through a fully collateralized special purpose vehicle (“SPV”).  The SPV issues floating-rate bonds of which the principal is used to pay losses if specified trigger conditions are met. They are typically used by (re)insurers as an alternative to traditional catastrophe reinsurance.

Flagstone’s participation in cat bonds market

A growing component of the Company’s reinsurance philosophy is capital market based due to the following benefits:

1)
It allows us to purchase reinsurance from non-competitors. Buying reinsurance from other reinsurers has a higher credit risk since their primary business is highly correlated with ours. Therefore when we suffer a loss, they suffer one too, depleting their capital when it is time to pay claims. Historically, capital markets and catastrophe events have a less direct correlation.

2)
Cat bonds are fully collateralized vehicles, with the collateral assets invested in high grade, low duration fixed income securities and cash. Therefore, the credit risk is lower than with traditional reinsurers who may invest their assets into riskier asset classes.

3)	Cat bonds offer multi-year protection and a pre-agreed price. Traditional reinsurance pricing can fluctuate significantly year over year.

4)
Cat bonds allow us to purchase Ultimate Net Loss (“UNL”) protection. Alternatives would include purchasing Industry Loss Warranties (“ILWs”) or purchasing third party retrocessional coverage. ILWs are property and casualty reinsurance contracts which indemnify the buyer for losses actually incurred due to certain pre-defined events (for example, property losses in Florida caused by a hurricane).  Unlike UNL contracts, an ILW pays only if the loss incurred by the buyer is caused by an event of a certain pre agreed magnitude (for example a Florida hurricane loss to the whole insurance industry in excess of $10 billion as reported by an independent monitoring agency).

UNL is the most efficient option for managing our capital and third party retrocessional coverage. We can purchase ILWs but typically the rating agency credit is closer to 60% to 70% vs. 90% with UNL and generally more expensive.   Third party retrocessional coverage is also typically more expensive and difficult to obtain from traditional reinsurers. By participating in a structured cat bond, we can purchase UNL protection at the level needed to optimize our reinsurance needs and capital protection while reducing the amount spent to obtain this protection.

The following is a brief summary of the accounting analysis we undertook in connection with the Mont Gele Re and Valais Re transactions.  This will provide context for the detailed description and analysis of each transaction that follows.

In both structures, our only significant ongoing economic involvement with these special purpose vehicles is a reinsurance agreement under which we make fixed premium payments, and are entitled to receive an insurance payment in the event a defined insured event occurs.  Effectively, the outside investors in the special purpose vehicles have taken on the risk that an insured event will occur.

Based on an analysis of the guidance in FSP FIN 46R-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R) (“FSP FIN 46R-6”), we concluded that we do not have a variable interest in these special purpose vehicles and therefore could not be the primary beneficiary.  Under FSP FIN 46R-6, a creator of variability is not considered to be a variable interest holder, only an absorber of variability is a variable interest holder.  Our insurance arrangement creates variability for the special purpose vehicle, which is in turn absorbed by the outside investors, who stand to lose significant amounts of money if the underlying insured event occurs.  We also observed that our arrangement is similar to one of the examples in FSP FIN 46R-6, and in that example the conclusion is reached that the interest similar to ours is a creator of variability.  Specifically, in Example 3, Bank A purchases a credit default swap (credit insurance) from an entity in exchange for a fixed quarterly premium.  The written credit default swap is concluded to be a creator of variability.

1)        Mont Gele Re

Summary and Structure
Mont Gele is a Cayman Islands exempted company licensed as a Class B insurer in the Cayman Islands and all of its issued ordinary shares are held in trust for charitable or other similar purposes by HSBC Bank (Cayman) Limited, as share trustee. It provides an institutional investor the opportunity to earn attractive risk adjusted returns by participating in the global reinsurance marketplace with the purchase of Participating Notes (the “Notes”) issued by a special purpose vehicle and Cayman Islands exempted company licensed as a Class B insurer in the Cayman Islands. Its business consists solely of the issuance of the Notes, the entering into reinsurance agreements and the performance of such agreements.

Mont Gele issued the Notes to support its obligations under a reinsurance agreement with Flagstone Réassurance Suisse SA (“Flagstone”) upon the occurrence of predefined events during a defined risk period. The proceeds of the Notes were deposited in a separate collateral account and available to satisfy the obligations of Mont Gele Re under the reinsurance agreement. If no predefined event arises, at the redemption date, 100% of the outstanding principal plus interest will be repaid to the noteholder. The Notes will have an initial term of two years and were redeemable on June 30, 2009.

The officers and directors of Mont Gele Re are residents of the Cayman Islands who are independent of, and not related to the Company or its affiliates. They are all employees of HSBC Bank (Cayman) Limited and Mont Gele Re does not have any salaried employees. The board of directors of Mont Gele Re has overall responsibility for the management of Mont Gele Re. HSBC Bank (Cayman) Limited has entered into an administration agreement with Mont Gele Re to perform the above mentioned duties.

The share capital is $5,000 divided into 5,000 ordinary shares of $1 each. All of the issued shares are fully paid up and held by HSBC (Cayman) Limited as share trustee and following the termination date, the share trustee will wind up the trust and make a final distribution to a designated charity. The legal structure is as follows:

Participant, service providers and transaction flow

•	SPV: Issuing SPV Mont Gele Re, a Cayman Islands exempted company Class B insurer

•	FSR - Ceding reinsurer is FSR being Flagstone Reinsurance Limited and Flagstone

•	Charitable Trust – shareholder in the SPV

•	Investors – Ontario Teachers Pension Plan

•	Claims Reviewer: KPMG (Cayman Islands)

•	Auditor: KPMG

•	Administrator: HSBC Bank (Cayman) Limited

•	Loss Reserve Specialist: Tillinghast (Towers Perrin)

Shareholder
A Charitable Trust in the Cayman Islands was formed, and is the sole shareholder of Mont Gele Re.   The Charitable Trust was formed by HSBC Financial Services (Cayman) Limited and the trustees are provided by the same company.

Noteholder
The investor is Ontario Teacher’s Pension Plan (“Ontario Teachers”) who invested $60 million in Participating Notes of Mont Gele Re.

Ontario Teachers had $87.4 billion in net assets at December 31, 2008, and is the largest single-profession pension plan in Canada. An independent corporation, it invests the pension fund’s assets and administers the pensions of 284,000 active and retired teachers in Ontario. Ontario Teachers has a history of investing in the insurance/reinsurance space, previously holding positions in Montpelier Reinsurance Holdings Limited and several other reinsurance ventures.

At the inception of the agreement with Mont Gele, Ontario Teachers held approximately 3% of our common shares outstanding and held 3.8% of our common shares as at June 30, 2009 (the termination date of the reinsurance agreement).

Assets
The assets are invested in a LIBOR replication strategy implemented by State Street as Investment Manager via an Investment Management Agreement and are held in a collateral trust account with HSBC Bank (Cayman) Limited.  That is, the investor will primarily bear the risk of loss on the investment portfolio in the collateral account.

Flagstone
The Company has no participation in the vehicle other than assisting in the formation and paying reinsurance premiums to the SPV in accordance with the reinsurance agreement.  The Company will have no representation at the Trust, Mont Gele Re or Mont Gele Re Board level.  The only relationship between the Company and Mont Gele is the reinsurance contract.  As such, there is no active management between the two parties.

Reinsurance Agreement
Mont Gele Re issued a single excess of loss reinsurance contract (XOL contract) to Flagstone with a term of 2 years incepting July 1, 2007. The contract is an occurrence based $60 million excess of a $380 million layer.  There are no ceding commissions or profit commissions associated with the coverage. Flagstone pays an annual premium of approximately $5.6 million for the XOL contract and receives $60 million of limit in coverage.  The XOL contract requires that all potential losses to the limit are held in the collateral trust account with Flagstone as beneficiary – i.e. $60 million of limit requires $60 million of collateral.

Should there be a qualifying loss event, then a loss reserve specialist (external party) will perform an analysis of the portfolio to consider whether the loss qualifies for attachment to the reinsurance contract.  Flagstone actuarial staff will need to assist in this analysis and provide the required modeling and data to the loss reserve specialist.

Operations
HSBC Financial Services (Cayman) Limited will provide the Insurance Management services and reporting.  As such, there are no operational considerations for the Company.  Should there be a qualifying loss event, then the loss reserve specialist will perform an analysis of the portfolio to consider whether the loss qualifies for attachment to the reinsurance contract.

Accounting Analysis
Application of the provisions of FIN 46R “Consolidation of Variable Interest Entities” (“FIN 46 R”)

1.	Do the related party provisions of FASB 157 and FIN 46 R apply?
Based upon a review of FASB Statement No. 57 “Related Party Disclosures” and Paragraph 16 of FIN 46 R, we concluded that Ontario Teachers did not meet the criteria of a related party and as such the provisions of Paragraph 17 of FIN 46 R did not apply.

2.	Does the Company hold a variable interest in Mont Gele?
Variable interests are contractual, ownership or other pecuniary interests in a variable interest entity (“VIE”) whose values change with changes (exclusive of variable interests) in the fair value of the entity’s net assets. Variable interests in VIE’s are generally interests in the entity that are designed to absorb or receive the variability created by the entity's assets, liabilities or other contracts. Interests that introduce risk into the entity are generally not variable interests in the entity.

The most significant variable interest in Mont Gele is that associated with the reinsurance contracts.  This risk is introduced to Mont Gele by Flagstone and absorbed by the noteholders.

Based on an analysis of the guidance in FSP FIN 46R-6, we concluded that the Company does not absorb any other economic risks of Mont Gele and therefore has no variable interests in Mont Gele and therefore could not be the primary beneficiary.  Under FSP FIN 46R-6, a creator of variability is not considered to be a variable interest holder, only an absorber of variability is a variable interest holder.  Our insurance arrangement creates variability for the special purpose vehicle, which is in turn absorbed by the outside investors, who stand to lose significant amounts of money if the underlying insured event occurs.  We also observed that our arrangement is similar to one of the examples in FSP FIN 46R-6, and in that example the conclusion is reached that the interest similar to ours is a creator of variability.  Specifically, in Example 3, Bank A purchases a credit default swap (credit insurance) from an entity in exchange for a fixed quarterly premium.  The written credit default swap is concluded to be a creator of variability.

3.	Is Mont Gele a VIE?
a.	The common share capital of Mont Gele is $5,000, being the equity investment at risk. As such, there is insufficient equity in Mont Gele Re for it to support its activities.

b.	In addition, the activities of Mont Gele are predetermined by contractual arrangements and there are no substantive decisions to be made on an ongoing basis – i.e. the entity is pre-wired.

c.
Paragraph 5 (b) of FIN 46 R states “As a group, do the holders of the equity investment at risk have the ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity?” The paragraph focuses on the owners of the equity investment at risk being able to make decisions that significantly affect the results of operations of the entity in order for it not to be a VIE, because as the decisions to be made by the equity holders become less significant in nature, a model that bases consolidation on ownership of voting interests becomes less relevant.

d.	As such, based upon the above factors Mont Gele is a VIE.

4.	Who is the primary beneficiary?
a.
FIN 46 R states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both”.  Primacy is given to expected losses.

b.
Under the Mont Gele structure the majority of its losses will be absorbed by the holders of the Notes – the investors. Ontario Teachers has invested $60 million in Mont Gele and they are the party exposed to the majority of the expected losses and returns of the structure depending on the performance of the underlying XOL contract. The cash flows of Mont Gele are structured to ensure that a minimum residual remains, if any, after expiry of the reinsurance contract with Flagstone.

2)        Valais Re

Summary and Structure
Valais Re is a Cayman Islands exempted company licensed as a Class B insurer in the Cayman Islands. It was incorporated on April 11, 2008 and all of its issued ordinary shares are held in trust for charitable or other similar purposes by HSBC Bank (Cayman) Limited, as share trustee. Its business consists solely of the issuance of Principal at Risk Variable Notes (the “Variable Notes”), the entering into reinsurance and swap agreements and the performance of such agreements.

Valais Re issued the Variable Notes to support its obligations under a reinsurance agreement with Flagstone upon the occurrence of predefined events during a defined risk period. The proceeds of the Variable Notes were deposited in a separate collateral account and available to satisfy the obligations of Valais Re under the reinsurance agreement. If no predefined event arises, at the redemption date, 100% of the outstanding principal plus interest will be repaid to the noteholders. The Variable Notes will have an initial term of 3 years and will be redeemable on June 6, 2011.

The officers and directors of Valais Re are residents of the Cayman Islands who are independent of, and not related to the Company or its affiliates. They are all employees of HSBC Bank (Cayman) Limited and Valais Re does not have any salaried employees. The board of directors of Valais Re has overall responsibility for the management of Valais Re. HSBC Bank (Cayman) Limited has entered into an administration agreement with Valais Re to perform the above mentioned duties.  The share capital is $5,000 divided into 5,000 ordinary shares of $1 each. All of the issued shares are fully paid up and held by HSBC (Cayman) Limited as share trustee and following the termination date, the share trustee will wind up the trust and make a final distribution to a designated charity. The legal structure is as follows:

Participants, service providers and transaction flow

•	Issuer: Valais Re Ltd., a Cayman Islands exempted company Class B insurer

•	Ceding Reinsurer: Flagstone Re being Flagstone Reinsurance Limited and Flagstone

•	Swap Counterparty: BNP London branch

•	Offering Type: 144A sold only to investors who are Qualified Institutional Buyers

•	Risk Modelling Firm: Flagstone Re

•	Modelling Process Review Sample Results Validation: Risk Management Solutions

•	Claims Reviewer: KPMG (Cayman Islands)

•	Auditor: KPMG

•	Administrator: HSBC Bank (Cayman) Limited

•	Loss Reserve Specialist: Tillinghast (Towers Perrin)

•	Interest spread is 8% for class A Variable Notes and 14.5% for Class C Variable Notes. Class B Variable Notes not issued.

Shareholder
A Charitable Trust in the Cayman Islands was formed, and is the sole shareholder of Valais Re.   The Charitable Trust was formed by HSBC Financial Services (Cayman) Limited and the trustees are provided by the same company.

Noteholders
The Variable Notes were sold and registered under the Securities Act of 1933, as amended (the “Securities Act”), as a Rule 144A offering only to “Qualified Institutional Buyers” as defined under the Securities Act. The purchasers of the Variable Notes were a diversified group of institutional investors. Furthermore, there is an active secondary market in the Variable Notes such that we are unable to know exactly who the current note holders are.

Assets
The return on the trust assets will be invested in accordance with pre agreed guidelines – defined as “Directed Investments” in the offering circular of Valais Re and the return will accrue for the benefit of the swap counterparty (i.e. BNP) in return for a guaranteed LIBOR return for the investors. That is, for each class of Variable Notes BNP will bear the risk of loss on the investment portfolio in the collateral account. In the event of a loss on the Directed Investments BNP will pay the trustee the amount of the realized loss for crediting to the collateral account.

Flagstone
Flagstone has no participation in the vehicle other than assisting in the formation and paying reinsurance premiums to the SPV in accordance with the reinsurance agreement.  The Company will have no representation at the Trust, Valais Re or Valais Re Board level.  The only relationship between the Company and Valais is the reinsurance contract.  As such, there is no active management between the two parties.

Reinsurance Agreement
Flagstone is purchasing reinsurance protection from Valais Re and there will be no ceding commission or profit commission associated with this structure.  Flagstone will be effectively purchasing fully-collateralized UNL protection of $104 million for an annual premium of approximately $11 million.

Should there be a qualifying loss event, then a loss reserve specialist (external party) will perform an analysis of the portfolio to consider whether the loss qualifies for attachment to the reinsurance contract.  Flagstone actuarial staff will need to assist in this analysis and provide the required modeling and data to the loss reserve specialist.

Ratings
The Variable Notes are rated by Moody’s and AM Best.

Underwriting
There will be no active underwriting on the part of Flagstone in this transaction.

Operations
HSBC Financial Services (Cayman) Limited will provide the Insurance Management services and reporting.  As such, there are no operational considerations for the Company.  Should there be a qualifying loss event, then the loss reserve specialist will perform an analysis of the portfolio to consider whether the loss qualifies for attachment to the reinsurance contract.  Flagstone actuarial staff will need to assist in this analysis and provide the required modeling and data.

Accounting Analysis
Application of the provisions of FIN 46 R

1.           Does the Company hold a variable interest in Valais Re?
The provisions of FSP FIN 46R-6 were reviewed in identifying the variable interests in Valais Re. Variable interests are contractual, ownership or other pecuniary interests in a variable interest entity whose values change with changes (exclusive of variable interests) in the fair value of the entity’s net assets. Variable interests in VIE’s are generally interests in the entity that are designed to absorb or receive the variability created by the entity's assets, liabilities or other contracts. Interests that introduce risk into the entity are generally not variable interests in the entity.

The most significant variable interest in Valais Re is that associated with the reinsurance contracts.  This risk is introduced to Valais Re by Flagstone and absorbed by the noteholders.

Based on an analysis of the guidance in FSP FIN 46R-6, we concluded that the Company does not absorb any other economic risks of Valais Re and therefore has no variable interests in Valais Re and therefore could not be the primary beneficiary.  Under FSP FIN 46R-6, a creator of variability is not considered to be a variable interest holder, only an absorber of variability is a variable interest holder.  Our insurance arrangement creates variability for the special purpose vehicle, which is in turn absorbed by the outside investors, who stand to lose significant amounts of money if the underlying insured event occurs.  We also observed that our arrangement is similar to one of the examples in FSP FIN 46R-6, and in that example the conclusion is reached that the interest similar to ours is a creator of variability.  Specifically, in Example 3, Bank A purchases a credit default swap (credit insurance) from an entity in exchange for a fixed quarterly premium.  The written credit default swap is concluded to be a creator of variability.

2. Is Valais Re a VIE?

a.	The common share capital of Valais Re is $5,000, being the equity investment at risk. As such, there is insufficient equity in Valais Re for it to support its activities.

b.
In addition, the activities of Valais Re are predetermined by contractual arrangements among the various parties participating in the structure and there are no substantive decisions to be made on an ongoing basis – i.e. the entity is hard wired.

c.
Given (b) above paragraph 5 (b) of FIN 46 R applies – it states that “As a group, do the holders of the equity investment at risk have the ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity?” The paragraph focuses on the owners of the equity investment at risk being able to make decisions that significantly affect the results of operations of the entity in order for it not to be a VIE, because as the decisions to be made by the equity holders become less significant in nature, a model that bases consolidation on ownership of voting interests becomes less relevant.

Based upon the above factors, Valais Re is a VIE.

3. Who is the primary beneficiary?
a.
FIN 46 R states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both”.  Primacy is given to expected losses.

b.
Under the Valais Re structure the majority of its expected losses will be absorbed by the holders of the Variable Notes, i.e. the investors. They have invested $104 million in Valais Re and they are the parties exposed to the majority of the expected losses and returns of the structure. The cash flows of Valais Re are structured to ensure that a minimum residual remains, if any, after expiry of the reinsurance contract with Flagstone.

Item 8. Financial Statements and Supplementary Data

Notes to The Consolidated Financial Statements  5. Mont Fort Re Limited, page 114

3.	Please provide us an analysis under paragraphs 16 and 17 of FIN 46R which explains why you believe you are required to consolidate Mont Fort.

Response:

The Company’s original Mont Fort accounting position under paragraphs 16 and 17 of FIN 46 R was outlined in correspondence to Ms. Sonia Barros, Division of Corporation Finance on December 8, 2006 in response to comment #56 of your comment letter on our Form S-1 filing dated November 20, 2006.   We have summarized below the key elements of that prior correspondence under the heading “original analysis”, for ease of reference. The conclusion of our original analysis was that as at December 31, 2006, and for the year ended December 31, 2006, the Company was not the primary beneficiary based on its evaluation of the relative weighting of each of the four factors listed in paragraph 17 and as such was not required to consolidate Mont Fort into its financial statements.

In January 2007, the Company determined that a reconsideration event occurred under the provisions of paragraph 7 and paragraph 15 of FIN 46 R. We have provided below our analysis of the impact of the reconsideration event on paragraphs 16 and 17 of FIN 46 R under the heading “reconsideration analysis”. As the result of the reconsideration event, we concluded that, on balance, the Company was the primary beneficiary of Mont Fort and the results of Mont Fort have been included in the Company’s consolidated financial statements with effect from January 2007.

A detailed discussion of Mont Fort, including our original analysis (prior to the January 2007 reconsideration event) and our new analysis are included below.  Prior to providing such detail, we have provided a brief summary of the significant change that caused us to modify our conclusion as to which party is the primary beneficiary of Mont Fort under paragraph 17 of FIN 46 R.  Mont Fort was designed to ultimately consist of multiple cells, each of which is tailored to pass insurance risk along to a particular investor (or group of investors).  Originally, Mont Fort consisted of only one cell.  Through the arrangements described in detail below, substantially all of the insurance risk related to that cell was passed along to one of our related parties (LB I).   In addition to the significant economic exposure held by LB I, LB I was also heavily involved in the design of that cell.  As that cell was the only activity of Mont Fort at that time, participation by LB I in the design of that cell was equivalent to participation by LB I in the design of Mont Fort.

Based on the above considerations, the qualitative factors in paragraph 17 pointed toward LB I as the party most closely associated with Mont Fort.  In connection with the Commission staff’s review of our S-1 filing (discussed above), the Commission staff did not object to that conclusion.  However, we did advise the Commission staff that we would reconsider such conclusion upon the creation of additional cells.

In January of 2007, two new cells were created within Mont Fort, one of which was tailored to pass insurance risk along to new investors (not LB I).  Accordingly, the percentage of Mont Fort’s expected losses attributable to LB I declined.  Further, as Mont Fort now consisted of multiple cells designed for multiple investors, one could no longer view LB I to be involved with the design of Mont Fort as a whole (LB I was only involved with the design of the two  cells it is involved with).  This caused the “design” criteria in paragraph 17 to shift toward us.  Subsequent to the occurrence of the January 2007 reconsideration event, on balance, the qualitative factors in paragraph 17 no longer pointed toward LB I, but instead pointed toward us as the party most closely associated with Mont Fort.  We therefore concluded that we are the primary beneficiary of Mont Fort.

Background and Structure of Mont Fort

General
The Company purchased all of the common shares of Mont Fort on March 6, 2006 and remains the sole holder of its common shares.  Mont Fort is organized under the laws of Bermuda as an exempted company which is registered as a general business Class 3 insurer and is also registered as a “segregated accounts” company under the Bermuda Segregated Accounts Companies Act 2000, as amended (the “SAC Act”).    The SAC Act enables Mont Fort to establish segregated accounts, referred to as cells.  These cells are segregated from one another and from the equity of the common shareholders of Mont Fort, which is referred to as its “General Account.”  Because of the features of the SAC Act, each cell is bankruptcy remote from all other cells and from the General Account.

Each cell of Mont Fort also has a distinct business strategy, underwriting strategy and underwriting risk management program.  Each cell of Mont Fort raises its own capital by issuing preferred shares which participate only in the results of that cell, underwrites its own risks and, to the fullest extent provided by the SAC Act, is solely responsible for liabilities arising from those risks.  Each cell of Mont Fort reinsures risks under a reinsurance agreement with Flagstone Reinsurance Limited (“Flagstone Reinsurance”) for the account of that cell, and pursuant to which Flagstone Reinsurance cedes business to the cell.

The key features of a company formed under the SAC Act are as follows:
•
A cell in the company is legally distinct from its shareholders and is imbued with many of the normal attributes of a company, although individual cells do not generally have separate common shares, by-laws, management, administrative, or governance procedures.

•	Each cell contains assets and liabilities that, pursuant to the SAC Act, are legally segregated from the assets and liabilities of the general account of the company, and from other cells, if any.
•
Although a cell is not a legal person, the SAC Act confers some of the attributes of separate corporate personality on a cell.  For example, the SAC Act provides that the company can sue and be sued in respect of a particular cell and expressly permits the property of a cell to be subject to an order of the court as if it were a separate legal person.

•
Dividends can be paid and liquidations can be effected on a specific cell without reference to the general account or other cells within the company.  Dividend declarations are at the discretion of the board of directors of the company and will depend on the capital needed to satisfy the liabilities of the cell and compliance with Bermuda law and regulations.

The Company appoints all of the members of the board of directors of Mont Fort.  The current board of directors of Mont Fort is comprised of four members, all of whom also serve as officers of the Company or of Flagstone Reinsurance.  The holders of preferred shares of Mont Fort have no right to elect directors.  The holders of preferred shares with respect to a cell of Mont Fort are entitled to receive all dividends issued by that cell.

As the sole holder of the common shares of Mont Fort, the Company has the sole equity interest in the General Account of Mont Fort.  The Company has contributed $1.4 million to the General Account, which represents all of the capital of the General Account.  This capital provides the minimum required to license Mont Fort as a general and long term business Class 3 Insurer of $1.25 million.  In addition, under the Bermuda Insurance Act, as a general and long term business Class 3 insurer, Mont Fort must maintain a minimum solvency margin based on the greater of a premium and reserve test and maintain a liquidity ratio being the value of the relevant assets to relevant liabilities.  Mont Fort’s common shares representing the General Account are not exposed to the risks or rewards of any of the cells, nor are they exposed to potential claims arising within any of the cells.  The investors in the cells do not have the ability to select alternative service providers for these services; such a decision would be determined solely by the board of directors of Mont Fort.  That is, the Company’s unilateral ability to provide the support services for Mont Fort and its cells arises essentially by virtue of its controlling investment in the common shares of Mont Fort.

Mont Fort does not have any employees.  The underwriters, investment management, legal and accounting staff of the Company provide services to each cell of Mont Fort and the General Account, including the service of structuring its reinsurance policies.  The ceding commissions compensate the Company for the operating costs incurred in providing these services.

Flagstone Reinsurance provided reinsurance coverage to MFR ILW in the form of ~~a~~an 8.3% quota share contract on all business of MFR ILW.  The premium on this quota share contract amounted to $1.3 million, or less than 1% of gross premiums written by the Company for the nine months ended September 30, 2006.  The purpose of the quota share contract is to assure the investors in MFR ILW that Flagstone Reinsurance will share a portion of the risks it cedes to MFR ILW.  Under this arrangement, a proportion of the reinsurance ceded to the cell is retro-ceded to Flagstone Reinsurance.

West End, a wholly-owned subsidiary of the Company, serves as the investment adviser of each cell of Mont Fort and earns an asset-based fee and generally a performance-based fee for those services

Because the Company ultimately controls both Mont Fort and Flagstone Reinsurance, and because Mont Fort benefits from Flagstone Reinsurance's underwriting expertise and writes reinsurance only for Flagstone Reinsurance, this type of arrangement is often referred to as a “sidecar.”

As at September 30, 2006, the capital structure of Mont Fort was:

•	370,000 common shares, par value of $1.00 each, held by the Company, and related to which the Company had made a contribution to the General Account of Mont Fort of $1.4 million.
•	55 million preferred shares linked to MFR ILW, par value $1.00 each, issued to the investors in MFR ILW for $55 million.

Subsequent to December 31, 2006, two additional cells have been formed:

•	Mont Fort has issued 55 million preferred shares linked to MFR ILW2, par value $1.00 each, to LB I, for $55.0 million.
•
Mont Fort has issued 28.1 million preferred shares linked to MFR HL, par value $1.00 each, to an investor with no previous investments or affiliations with the Company or with Mont Fort, for $28.1 million.

Following is a diagram of Mont Fort.

ILW Contracts
ILWs are property and casualty reinsurance contracts which indemnify the buyer for losses actually incurred due to certain pre-defined events (for example, property losses in Florida caused by a hurricane).  They are primarily used to protect against property risk, property catastrophe, marine and energy risks.  Unlike other traditional contracts, an ILW pays only if the loss incurred by the buyer is caused by an event of a certain pre agreed magnitude (for example a Florida hurricane loss to the whole insurance industry in excess of $10 billion as reported by an independent monitoring agency).  The addition of this requirement makes the modeling and assessment of the risk by the reinsurer much more reliable, primarily by reducing the risk that the buyer has unusual concentrations of risk in particular areas or in a few very large insured properties.  Therefore, ILWs generally are less expensive for the buyer and are popular in the market.

Control
The Company, as the sole holder of the common shares of Mont Fort, has the right to appoint all of the members of Mont Fort’s board of directors.  The Company also has the power to determine, with respect to each cell, whether and how assets are invested and disbursed, reinsurance and other agreements are entered into, and liabilities are administered and paid, in each case subject to the governing instruments of the cell.  However, those governing instruments (for each cell, typically comprised of a reinsurance agreement between Mont Fort and Flagstone Reinsurance, a quota share contract between Mont Fort and Flagstone Reinsurance, an investment management agreement between Mont Fort and West End, and a cell-specific supplement to the private placement memorandum of Mont Fort) tightly define the nature and activities of each cell and are heavily negotiated with the investors in the cell before its inception.  The General Account assumes no risk and earns only investment returns on the $1.4 million of assets in the General Account.

The design and activities of each cell are customized to the needs and requirements of the investors in that cell.  The holders of preferred shares of Mont Fort exert a degree of control over the cell to which their preferred shares are linked:

•
They are fully engaged in the design stages of the cell’s structure.  MFR ILW was established with the objective of matching the risk/return profile that the investors in the preferred shares linked to MFR ILW were willing to assume.  The modeled portfolio of risks for the cell was based on the risk appetite, target returns and downside tolerance of those investors.

•
They possess the annual right to cause Mont Fort to redeem their preferred shares at their then net asset value, to the extent that the board of directors of Mont Fort has determined that funds are legally available to make redemptions.  Mont Fort will redeem preferred shares only after the cell to which those preferred shares are linked shall have met its obligations to Flagstone Reinsurance under their reinsurance agreement.  In this way, losses from the reinsurance contracts written by a cell are borne by the investors in that cell.

Reinsurance Contracts
Each cell operates under a separate reinsurance agreement with Flagstone Reinsurance.  In the case of MFR ILW, the agreement provides that each risk ceded is optional on the part of Flagstone Reinsurance and mandatory on the part of the cell.  In other words, Flagstone Reinsurance decides which risks go into the cell provided that they meet the predefined underwriting guidelines which were negotiated and agreed by the investors prior to the cell formation.  MFR ILW assumes ILW business in several diversified zones up to a maximum loss limit per zone and the expected loss characteristics of the business have to meet predefined limits.  Flagstone Reinsurance monitors and manages compliance with MFR ILW’s exposure limits so that MFR ILW always has a very high probability of meeting its potential obligations to Flagstone Reinsurance.

Termination
The holders of the preferred shares linked to MFR ILW have the right to redeem their preferred shares by serving a redemption notice to the cell 75 days prior to an annual redemption date. Mont Fort has the right to redeem the preferred shares only under limited circumstances, such that failure to do so would result in adverse tax consequences or materially adverse regulatory or legal treatment.

Dividends
The preferred shares linked to MFR ILW do not entitle the holders to any regular dividends or other fixed return.  It is expected that the preferred shareholders will realize their return through dividends, which may be declared at the discretion of the board of directors of Mont Fort, after profitable years or through eventual redemption at the investor’s option.

Cash Flows
For each cell of Mont Fort, the sources of cash are the proceeds of the sale of its linked preferred shares, the premiums on business that it assumes from Flagstone Reinsurance and investment income it earns on its net invested assets.  The uses of cash are the ceding commission of 5% paid to Flagstone Reinsurance, paid losses (if any), costs and expenses of establishing the cell (primarily legal), the investment management fee and performance fee it pays to West End, and amounts paid to effect dividends or redeem the linked preferred shares upon termination of the cell or the exit (with Mont Fort consent) of an investor.

The following table illustrates the net returns that would be available to a holder of preferred shares from its investment in a cell of Mont Fort based on the hypothetical inflows and outflows included in the table.

Annualized Cash Flows

	Assume no losses	Assume $22.5m losses	Assume $45m losses

Inflows:
Preferred shares	55,000,000	55,000,000	55,000,000
Premium from ILW contracts	15,000,000	15,000,000	15,000,000
Investment income	3,442,700	2,323,325	1,203,950
	73,442,700	72,323,325	71,203,950

Outflows:

Ceding commission	750,000	750,000	750,000
Losses	-	22,500,000	45,000,000
Organization fees	50,000	50,000	50,000
Investment management	346,000	233,500	121,000
Performance fee	2,594,505	-	-
	3,740,505	23,533,500	45,921,000

Funds available to investors	69,702,195	48,789,825	25,282,950
Growth (Decline) in Net asset value	14,702,195	(6,210,175)	(29,717,050)
Return	26.7%	-11.3%	-54.0%

In this table:

•	“Preferred shares” represents the proceeds of the sale of the preferred shares linked to the cell.
•	“Premium from ILW contracts” relates to the ILW contracts ceded by Flagstone Reinsurance to the cell.
•
“Investment income” assumes a 5% return on the preferred share investment and premiums received net of the outflows, before deducting the performance fee payable to West End.  The performance fee is excluded as it is paid at the end of the term of the cell.

•	“Ceding commission” is calculated as 5% of the premiums assumed by the cell.
•	“Investment management” fees are based on 0.50% of the net assets in the cell.
•	The “performance fee” is calculated annually as 15% of the increase (if any) in the net asset value of the cell during the preceding year.
•	“Funds available to investor” assume the investor redeems their original investment.
•	“Growth (Decline) in net asset value” is calculated as inflows (excluding the proceeds of the sale of the preferred shares) minus outflows.
•	“Return” is calculated as Growth (Decline) in Net Asset Value divided by the preferred share investment.

Business Purpose
Strategically, a typical sidecar is a financial structure which is created to allow investors to assume the risk of a group of insurance policies written by a reinsurer and earn the return that arises from that business.  The reinsurer generally will cede policies to a sidecar only if the investors in the sidecar place sufficient funds in the vehicle to so that the sidecar always has a very high probability of meeting its potential obligations to the reinsurer if they arise.  Typically the liability of the investors in the sidecar is limited to these funds.  These structures have become quite prominent in the aftermath of Hurricane Katrina as a vehicle for reinsurers to transfer risk to investors who participate in the potential profits resulting from sharp price increases in reinsurance over the four quarters following Hurricane Katrina.

For the Company, the primary business purpose of maintaining Mont Fort is to optimize the retained risk profile of the Company while earning attractive fees for creating and managing the cells.  The Company views Mont Fort as a flexible, dynamic entity that can raise capital rapidly from institutional investors so that both the Company and Mont Fort can participate in reinsurance opportunities that otherwise would be outside of, or in excess of, its own exposure appetite.  The Company sees this as a service to its brokers and clients as it is able to provide additional capacity typically in time of market dislocations where capacity for a given risk is in short supply.

In addition, through Flagstone Reinsurance, the Company will earn a commission for each reinsurance contract that is ceded to Mont Fort, and through West End, the Company will earn an asset-based fee and generally a performance-based fee for serving as the investment adviser of each cell of Mont Fort.  Thus, for limited additional effort on its part, the Company is able to generate attractive fee revenue and transfer risk from its own balance sheet to third parties on attractive terms and with excellent credit quality.

For each preferred share investor in Mont Fort, the Company expects that the primary business purpose will be to receive an attractive expected return on its investment, principally the net cash flows outlined in the table above.  An investor may enter into this arrangement because they cannot build this reinsurance expertise in-house, in a timely manner, to take advantage of market opportunities and as an alternative may decide to use the expertise of Flagstone Reinsurance to invest in the reinsurance sector.  These are also investors who can take a more aggressive approach to risk than would be the case for a reinsurance company such as Flagstone Reinsurance.  Typically, to obtain the high potential returns in these cells they must accept the possibility of incurring significant losses, including the possibility of losing all of their invested capital.

FIN 46 R Analysis
FIN 46 R states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.  We previously concluded that Mont Fort is a variable interest entity, and that the cells of Mont Fort are not silos (the Commission staff did not object to these conclusions).  Accordingly, the primary beneficiary of Mont Fort as a whole must be determined.  Paragraph 16 of FIN 46 R states that for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. Paragraph 17 of FIN 46 R states that if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary.  Paragraph D49 of Interpretation 46 (R) states that no single factor is determinative of which party is most closely associated with the variable interest entity.  Collectively, the related party entities listed below would be considered the primary beneficiary of Mont Fort, and as such an analysis under paragraph 17 must be performed.

Original analysis
We considered the applicability of the provisions of Paragraph 16 and Paragraph 17 of FIN 46 R for purposes of determining whether the Company or one of its related parties should be the primary beneficiary of Mont Fort Re (“Mont Fort”). The related parties of the Company that are involved in this transaction are as follows:

1.
Lehman Brothers, Inc.  LB I Group, Inc. (“LB I”), an affiliate of Lehman Brothers Inc., is a 90.9% holder of the preferred shares of Mont Fort Re ILW (“MFRE ILW”).   LB I is a related party of the Company under FASB Statement No. 57 "Related Party Disclosures" (“SFAS 57”) due to Lehman Brothers Inc.’s ownership interest in the Company and their representation on the Company’s board of directors.

•	LB I is a 9.9% holder of the Company’s common shares.
•	Other affiliates of Lehman Brothers Inc. hold 12.3% of the Company’s common shares.
•	Danny James, a principal of the Merchant Banking Group and a managing director of Lehman Brothers, Inc. has been a director of the Company since December 2005.

2.
Flagstone Reinsurance Limited.  Flagstone Reinsurance is involved with MFRE ILW through a Reinsurance Agreement and the quota share arrangement.  Flagstone Reinsurance is a related party of the Company by virtue of being a wholly-owned subsidiary of the Company.

3.
West End Capital Management (Bermuda) Limited.  West End is involved with the MFRE ILW through the Investment Management Agreement (described further below).  West End is a related party by virtue of being a wholly-owned subsidiary of the Company.

Reconsideration analysis
On January 2, 2007, Mont Fort closed an offering of preferred shares relating to its second cell, Mont Fort ILW 2 Cell (“Mont Fort ILW 2”) which yielded gross proceeds of $55.0 million from LB I.  On January 12, 2007, Mont Fort closed an offering of preferred shares, with an unrelated party, relating to a third cell, Mont Fort High Layer (“Mont Fort HL”), which yielded gross proceeds of $28.1 million. The Company determined that the establishment of these cells was a reconsideration event under the provisions of paragraph 7 and paragraph 15 of FIN 46 R.

Paragraph 17 analysis
Paragraph 17(a): The existence of a principal-agency relationship between Lehman and the Company.

Original Analysis	Reconsideration Analysis
The Company reviewed the indicators of a principal – agency relationship outlined in FIN 46 R paragraph 16, EITF Issue 96-19 “Debtor’s Accounting for a modification or Exchange of Debt Instruments” and EITF Issue No. 99-19 “Reporting Revenue Gross as Principal Versus Net as an Agent” and concluded that a principal/agency relationship does not exist between the Company and Lehman.  Both the Company and Lehman entered into the transaction on their own behalf, and neither party controls the decisions of the other party with respect to their interests in MFRE ILW.

No Change from Original Analysis.
Conclusion – This factor does not appear to be relevant for determining which related party is the primary beneficiary, given that no principal-agency relationship exists.  Therefore, this factor would not point toward the Company as the primary beneficiary.

Conclusion – Same as original Analysis

Paragraph 17(b): The relationship and significance of the activities of Mont Fort to the various parties (the Flagstone entities and to LB I) within the related group.

Paragraph 17 (b) seeks to identify the party, among a related party group, to whom the activities of the VIE are most significant.

Background on Flagstone and LB I
The Company writes primarily property, property catastrophe and short tail specialty and casualty reinsurance for selected reinsurance companies, primarily on an excess of loss basis. The majority of our contracts are traditional reinsurance contracts which provide indemnity to a client in the event of a loss, generally arising from a catastrophic event. The Company established Mont Fort in March 2006 because it is a flexible entity that can rapidly and cost-efficiently structure reinsurance transactions through its cells in response to demand from institutional investors, including demand for ILWs.

ILWs can be contrasted with the Company’s primary business in that, albeit ILWs are indemnity based, they are primarily linked to industry-wide loss triggers—that is, the triggering of a loss to the reinsurer depends in large part on a pre-agreed loss level being suffered by the insurance and reinsurance industry as a whole rather than only on the actual experience of the client. As a result of this feature, ILWs are generally bought when traditional reinsurance is not available and are normally not a permanent feature of a company’s annual reinsurance program. ILWs are not part of a long-term program and they are not the kind of franchise building product the Company can rely on selling every year. The Company never intended ILWs to be a strategic focus because the Company prefers to provide more traditional reinsurance which is much more likely to be purchased on an annual basis for the foreseeable future. However, given the short-term demand for these products in 2006 and in subsequent periods and interest from LB I to assume a specific set of these underwriting risks (see discussion below in analysis of paragraph 17(d) and the design of Mont Fort for more information), Mont Fort provided a platform to design an ILW portfolio that met their specific preferences.

In summary, through establishment of segregated cells within the Mont Fort structure, the proceeds received from investors, in the form of issuance of preferred shares, are utilized to underwrite reinsurance which is in excess of the Company’s exposure appetite. As such, the Company will primarily cede business to Mont Fort which it is unable or unwilling to write for its own account due to its zonal aggregate limitations or other risk management constraints. This provides Mont Fort investors an opportunity to participate separately in business the Company would not normally retain for its own account.

On June 6, 2006, Mont Fort closed an offering of preferred shares relating to MFRE ILW which yielded gross proceeds of $60.0 million.

Factors Considered in Assessing the Relationship and Significance of Mont Fort’s Activities to the Company

Original Analysis
For the Company, the relationship with Mont Fort is reflected through the following arrangements:

1.
Reinsurance contracts whereby Flagstone Reinsurance cedes reinsurance business to MFRE ILW that meets predefined criteria.  Flagstone Reinsurance earns a 5% ceding commission and a 15% incentive fee that is based upon the performance of the business ceded to MFRE ILW. Flagstone Reinsurance ceded 5.5% of its gross premiums written to MFRE ILW which were written specifically for the cell and earned less than 1% of its total revenues in fee income (i.e. ceding commission and incentive fees) from MFRE ILW for the nine months ended September 30, 2006.

2.
Flagstone Reinsurance provided reinsurance coverage to MFR ILW in the form of an 8.3% quota share contract on all business of MFRE ILW. – The premium on this contract amounted to $1.3 million, or less than 1% of gross premiums written by the Company for the nine months ended September 30, 2006. This ensures the investors in MFR ILW that Flagstone Reinsurance will share a portion of the risks it cedes to MFR ILW.  Under this arrangement, a proportion of the reinsurance ceded to the cell is retro-ceded to Flagstone Reinsurance.

3.
The assets of MFRE ILW are managed by a subsidiary of the Company upon which it earns investment management fees of 0.25% per annum in the amount of $0.1 million per year based on the current size of the cell. By managing the assets in house for a fee that covers our expenses, the subsidiary controls the credit quality of the assets held in the cell to minimize our credit risk.

4.
The Company owns 100% of the common equity of the general account of Mont Fort which is maintained to meet the minimum required capital levels under the Bermuda Insurance Act to facilitate the segregated cell activities. The Company does not engage in insurance or reinsurance activities through this general account but through each segregated cell which is separately capitalized. Per the Act, the general account does not participate in the income and losses of the cells. Mont Fort has the ability to approve dividend payments and controls the establishment of additional cells. The Company, by virtue of holding 100 percent of the common stock of Mont Fort, controls decision making with respect to the appointment of the Mont Fort board of directors, investment and disbursement of cell assets and with respect to administration and payment of cell liabilities.

MFRE ILW assumes contracts solely from Flagstone Reinsurance
Flagstone Reinsurance assumes and cedes the ILW business to MFRE ILW in accordance with the reinsurance agreement (incorporating the underwriting guidelines) and the cell supplement to the Mont Fort Private Placement Memorandum. Both of these documents were designed in consultation with LB I to meet LB I’s objectives prior to contributing their capital to the cell (see analysis of the design of the entity under paragraph 17(d) below). The reinsurance agreement and the supplement set out the expectations of both Flagstone Reinsurance and LB I as to the expected risk profile of the ILW risks to be underwritten.

Although the strategy and underwriting guidelines of the cell adhere to Flagstone Reinsurance’s underwriting strategy and risk management program, we view MFRE ILW and each cell to be formed in the future as having a distinct business strategy, underwriting strategy, underwriting risk management program because it is tailored to the demands and needs of the investor group and, and each cell is solely responsible for liabilities arising from the risks underwritten.  The Company does not rely on the cessions to the cells as a means of acquiring reinsurance protection nor to expand its market share through new product offerings.  The Company intends to only access this business upon request from investors who capitalize a cell structure.  Although it provides the Company with a short term source of fee income and provides us with the opportunity to offer additional capacity to our brokers and clients in times of market dislocation when capacity for a given risk is in short supply, the Company does not view cessions to the cells as an essential part or extension of its long term franchise building activities.

Mont Fort does not have any employees. The underwriters, investment management, legal and accounting staff of Flagstone Reinsurance provide services to MFRE ILW, and fees for those services along with the ceding commissions are charged to MFRE ILW, which compensates the Company for the operating costs incurred in providing these services. LB I has entered this agreement because they cannot build this reinsurance expertise in house, in a timely manner, to take advantage of market opportunities and as an alternative decided to use Flagstone Reinsurance’s expertise to invest in the reinsurance sector.

Factors Considered in Assessing the Relationship and Significance of Mont Fort’s Activities to LB I
The Mont Fort structure provides LB I with ease of access to an attractive investment opportunity through a capital investment of $50 million in a segregated cell established to meet its risk profile. The activities of the MFRE ILW cell fit with their opportunistic investment strategy and enable them to avail of the current market dislocation where property catastrophe capacity is in short supply. Thus, this investment provides potentially more attractive investment returns to their investment portfolio than other equity or other fixed income investments. As noted above, LB I has entered this agreement because they can use the Company’s expertise to invest in the reinsurance sector.  An alternative to this would require LB I to establish an operation, hire the underwriting talent, establish the appropriate infrastructure and obtain a rating. The rating would be very difficult, and probably impossible to obtain given the level of capitalization and the risk profile of the contracts written together with the one year nature of the cell’s activities. For this access, and to compensate for the potential credit risk of MFRE ILW given its risk profile, the Company charges a ceding commission and incentive fee to LB I.

A key feature of a segregated cell is that the assets and liabilities of each cell are legally insulated from those of the general account and other cells. In addition, the preferred shareholders have the ability and the right to request redemption of their preferred shares.

Original Analysis	Reconsideration Analysis
On a quantitative basis, the activities of Mont Fort are not significant to the Company or LB I.

However, on a qualitative basis, based on the analysis above the Company believes that there are aspects of the Company’s and LB I’s involvement with Mont Fort that should be considered in evaluating which is the primary beneficiary based on the activities of Mont Fort. In particular, the Company has legal control of Mont Fort and has the sole involvement in the day to day administration and governance of Mont Fort.  Based on the above considerations, on balance, we believe that an evaluation of paragraph 17 (b) may lean more towards the Company’s than LB I’s being identified as the primary beneficiary.

No Change from Original Analysis.
Conclusion – Based on the analysis outlined above, on balance, a quantitative and qualitative assessment of Mont Fort’s activities, although ultimately inconclusive, point toward the Company’s being identified as the primary beneficiary of Mont Fort.

Conclusion – Same as original Analysis

Paragraph 17(c): Exposure to Expected Losses of Mont Fort.
Paragraph 17 (c) seeks to identify the party, among a related party group, that would absorb the majority of the losses of the entity as a whole.

Original Analysis	Reconsideration Analysis
Under the analysis of the current Mont Fort structure the majority of its expected losses will be absorbed by the preferred shareholders of MFRE ILW. The current preferred shareholders in MFRE ILW are LB I (90.9%) and an unrelated party (9.1%).

The Company's modeling team performed an expected cash flow calculation in accordance with FIN 46 R and concluded that LB I absorb the majority (88%) of the expected losses of Mont Fort based on an internal model built using the guidance of FIN 46 R.

The majority of the expected losses will be absorbed by LB I and that percentage declines due to the creation of the third cell.
Conclusion – The results of the expected loss analysis clearly determine LB I to be the primary beneficiary if it were not for the related party relationship between the Company and LB I and the need to consider other factors in paragraph 17 of FIN 46 R.  Consequently, we believe this factor clearly points toward LB I as being the primary beneficiary.

Conclusion – Same as original Analysis

Paragraph 17(d): Design of the VIE.
Paragraph 17 (d) seeks to identify the party, among a related party group, that has most involvement in the design of the VIE as a whole.

Original Analysis	Reconsideration Analysis
As noted above, the Company established Mont Fort in March 2006 because it is a flexible entity that can rapidly and cost-efficiently structure reinsurance transactions through its cells in response to demand from institutional investors.  The proceeds received from investors, in the form of issuance of preferred shares, are utilized to underwrite reinsurance which is in excess of Flagstone Reinsurance’s exposure appetite.

The Company owns 100% of the common shares of Mont Fort and controls the entity as a whole, albeit the design and activities of each individual cell are customized to each institutional investor’s needs and requirements. Under the insurance laws of Bermuda, the operations, assets and liabilities of each cell are isolated from each other and from the common equity in the general fund.

The Mont Fort facility is one in which the Company accesses the capital from the institutional investor base and models a portfolio of risks to be assumed by the cell matching the risk profile provided by the investor. In sum, the Company provides tailored solutions to meet institutional investor’s demands. Thus, for example, LB I was significantly involved in developing the business and risk profile of MFR ILW.  Unlike other types of sidecar arrangements, we do not have a pre-packaged product to distribute to potential investors.

The MFRE ILW cell was established with the objective of matching the risk/return profile that LB I was willing to assume. Lehman was fully engaged in the design stages of the cell. The potential portfolio of ILW risks was modeled using Monte Carlo simulations by the Company in advance of LB I’s capital contribution. The modeled portfolio of risks was based on LB I’s risk appetite, target returns, probability of returns and downside tolerance together with the Company’s tolerance for risk of losses from reinsurance policies which could exceed the available capital in the cell. Upon satisfactory completion of due diligence, agreement and input on the risk profile of the potential ILW portfolio by LB I, LB I contributed $50.0 million to MFRE ILW cell. At this stage, the Company accessed the reinsurance markets to write the business to be assumed by MFRE ILW as opposed to it ceding existing business on its books.  Absent the input and financial commitment from
LB I, the Company had not planned on and likely would not have taken on the risk profile associated with the ILW portfolio.

Prospectively, the Company expects to establish additional cells for new unrelated institutional investor groups as opportunities arise and these investors will be fully involved in deciding on the activities and design of their cell. The activities of the additional cells will be customized to meet the desired risk profile and return metrics of the client. As such, there is no exclusivity over the cell structure for Lehman.

Since the LB I cell was the only cell in existence at 12/31/06, it was a reasonable conclusion that LB I’s activities could be considered to be activities conducted in the context of the design of the entity as a whole.

The premise that LB I would continue to be the primary beneficiary upon the formation of additional cells sponsored by LB I is reasonable, assuming other factors in the design and operations of Mont Fort remain relatively unchanged.  Accordingly, it was reasonable to support the argument that LB I continues to be the primary beneficiary under paragraph 17 (d) upon the creation of the second LB I cell on January 2, 2007.

However, upon the creation of a new cell on January 12, 2007 (Mont Fort HL) that was not sponsored by LB I it became significantly more difficult to support an argument that LB I’s involvement in the design of the entity as a whole outweighs that of Flagstone Reinsurance. LB I had no involvement in the design of the Mont Fort HL cell.

Conclusion – While the Company has been involved in the design of the overall Mont Fort structure, the business mix for each cell is specifically crafted to meet the investor’s investment appetite and risk parameters. Given their central involvement in the design of the business objective and the activities that generate the expected losses we believe that LB I’s involvement in the design of the cell activities is more indicative of beneficial ownership than the Company’s design of the overall structure.

Conclusion – In these circumstances, our conclusion was that an individual cell participant could not have more involvement than Flagstone Reinsurance in the design of the entity as a whole. As such, the analysis points toward the Company being identified as the primary beneficiary of Mont Fort.

Conclusion Based on Consideration of Factors 17(a) – 17(d) on a Combined Basis.

Original Analysis	Reconsideration Analysis
An important element in concluding which one of the related parties should be the primary beneficiary of Mont Fort is dependent on the relative weighting of the indicators outlined above.  The factors should be weighted based on the facts and circumstances.  Although no factor in paragraph 17 is determinative, more relative weighting of one factor may be required based on the nature of the transaction and the related party relationships.

After careful consideration of all the above factors, and considering all related party relationships, LB I would meet the criteria to be considered the primary beneficiary and as such would consolidate Mont Fort.  We believe that conclusion is supported primarily because of the weightings in the order set forth below:

(1) The variability of the economic results of the Mont Fort structure is primarily driven by the significance of the potential losses. Therefore, we have applied a higher relative weighting to a party's exposure to expected losses – consistent with paragraph 14 of Interpretation 46(R).  The greater the disparity between each party's exposure to expected losses, the more conclusive it will generally be and the greater the relative weighting that should be given to condition (c) of paragraph 17 of Interpretation 46(R). Based on our analysis above, we have concluded that LB I absorbs the majority (88%) of the expected losses of Mont Fort and as such the greater the relative weighting we have applied to condition (c).

(2) The Company has been involved in the design of the overall Mont Fort structure. However, the business mix for each cell is specifically crafted to meet the investor’s investment appetite and risk parameters. Given the investors central involvement in the design of the business objective and the activities that generate the expected losses we feel that LB I’s involvement in the design of the cell activities to be more indicative of beneficial ownership than the Company’s design of the overall structure.

(3) Based on the activities analysis outlined above, on balance, a quantitative and qualitative assessment of Mont Fort’s activities is inconclusive, though pointing towards the Company.

Overall, based on the relative weighting of the above factors with the exposure to expected losses being the primary driver and recognizing this is an area of judgment, we have concluded that LB I is the primary beneficiary of Mont Fort.

Accounting guidance appears to support greater weighting of paragraph 17(c) in a situation where it is conclusive that a single party absorbs the majority of losses of the VIE.    If total weighting is 100%, then equal weighting of factors would be 33% each, and 17 (c) would need to have >50% weighting to be determinative by itself for the paragraph 17 analysis.

It is important to recognize that the evaluation of primary beneficiary under paragraph 17 is primarily a qualitative one.  The intent of paragraph 17 is to identify which entity in the related party group is “most closely associated” with the VIE.  On a proportional basis, LB I absorbs less of the overall losses of the entity after the reconsideration events than it did before the events (because of the new HL cell).

The Company believes that the weighting of paragraph 17 (c) should therefore be less after the reconsideration events than before the events and given paragraph 17 (b) and 17 (d) indicate that the Company is the primary beneficiary – on balance we concluded that the Company is the primary beneficiary of Mont Fort and the results of Mont Fort are included in the Company’s consolidated financial statements with effect from January 12, 2007.

4.
In light of your consolidation of Mont Fort, please provide us an analysis supporting your reconsideration that the put feature that may be exercised annually by the preferred shareholders does not need to be bifurcated as an embedded derivative.

Response:                      Please see attached letter dated February 11, 2007 to Mr. Joseph D. McGrath, Office of the Chief Accountant, Securities and Exchange Commission which addressed this question.  (Attached Exhibit 1)

5.
Please clarify on page 15 of the filing what you mean by “We do not count Mont Fort’s contracts against our zonal limits or otherwise consider Mont Fort as a subsidiary for our underwriting and risk management procedures.”  Tell us the accounting implications regarding that statement and address why this did not change when you began consolidating Mont Fort.

Response:                      An element of our risk management procedures is to manage the risk of model estimation error by applying limits in each of our risk zones, which we refer to as zonal limits. Substantially all of our contracts include loss limitation provisions, and we limit the amount of exposure to a single event loss for a particular peril that we can take on or retain from those contracts in any one risk zone. Our approach to risk control imposes an absolute limit on our net maximum potential loss for any single event in any one risk zone, which reduces the risk to Flagstone Reinsurance of model error or inaccuracy. On an absolute zonal basis the zonal limits are expressed as a percentage of the consolidated capital of the group (shareholders’ equity plus debt).

As described in our response to comment 3 above, Mont Fort is a sidecar vehicle that assumes risks originally written by Flagstone Reinsurance.  Mont Fort raises capital from third-party investors through offerings of its preferred shares, and uses the proceeds of those offerings to support the risks assumed from Flagstone Reinsurance. Since Mont Fort essentially relieves Flagstone Reinsurance of these risks, we do not count the risks written by Mont Fort in our evaluation of zonal limits.  Our evaluation of zonal limits is part of our underwriting risk management process, and does not impact the financial accounting for Mont Fort for financial statement purposes.  Accordingly, while we consolidate Mont Fort under the provisions of FIN46R for financial reporting purposes, for risk management purposes we exclude the business written by Mont Fort in our evaluation of zonal limits.  We will make this clearer in subsequent filings.

DEF14A

Certain Relationships and Related Transactions, page 7

6.
On page 136 of your Form 10-K for the fiscal year ended December 31, 2008, you disclose that you entered into agreements with Mr. Byrne in connection with IAL King Air Limited, IAL Leasing Limited and Longtail Aviation Limited and you entered into a lease agreement with Eye Patch Holdings Limited. It appears that these are related party transactions pursuant to Item 404 of Regulation S-K.  Please revise this section to provide the required disclosure.  In addition it does not appear that you have filed copies of these agreements.  Please revise to file copies of these agreements. See Item 601(b)(10)(ii)(A) of Regulation S-K.  Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not required to disclose these transactions as a related party transaction and/or that the agreements are not required to be filed.

Response:                      The Company initially concluded that these transactions were not material and that the disclosure in the 10-K and Proxy were sufficient for investors. For example, all four transactions were disclosed on pages 10 and 11 of the definitive proxy statement on Schedule 14A filed by the Company with the Commission on April 16, 2008.  In addition, the agreements that the Company entered into with Mr. Byrne in connection with IAL King Air Limited, IAL Leasing Limited and Longtail Aviation Limited and the lease agreement with Eye Patch Holdings Limited were not disclosed in the Proxy because those agreements were not entered into during the fiscal year ended December 31, 2008. Nevertheless, upon reconsideration after receiving the Staff’s comment, we now believe the better approach is to file the relevant agreements, which we have done on September 10, 2009, by the filing of a current report of the Company on Form 8-K.

Compensation Discussion and Analysis

Base Salary, page 9

7.
We note your disclosure that, “The leading factor in determining increases in salary level is the employment market in Bermuda and…Switzerland for senior executives of insurance and reinsurance companies.”  Based on your disclosure in your Summary Compensation Table on page 14, your named executive officers each received different increases in base salary.  Please expand your disclosure here to clarify how you use the employment market and the PricewaterhouseCoopers Bermuda International Compensation Survey to determine the respective increase in salary for each of your named executive officers.

Response:                      In response to the Staff’s comment, the Company proposes to include additional disclosure in next year’s definitive proxy statement on Schedule 14A to clarify how the respective employment markets and the PricewaterhouseCoopers Bermuda International Compensation Survey are used to determine increases in base salary, as set forth in the blacklined language below, modified to reflect any changes to the facts.

Proposed Disclosure in Response to Comment 7 - Compensation Discussion and Analysis – Base Salary, page 9 of the Proxy

Base salary
Base salary is used to recognize particularly the experience, skills, knowledge and responsibilities required of the executive officers in their roles. When establishing the ~~2008~~2009 base salaries of the Named Executive Officers, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the individual’s position, the level of the individual’s responsibility, the ability to replace the individual, the base salary of the individual at his prior employment and the limited number of well-qualified candidates available in Bermuda and Switzerland. For purposes of determining competitive compensation levels for our Named Executive Officers in Bermuda, we subscribed to the PricewaterhouseCoopers Bermuda International Compensation Survey in ~~2008~~ 2009, an independent local market annual survey. In addition, we informally consider competitive market practices with respect to the salaries of our Named Executive Officers. We also speak with recruitment agencies and review annual reports on Form 10-K, proxy statements or similar information of other Bermuda and Swiss reinsurance companies with market capitalizations greater than $500.0 million and less than $3.0 billion, in particular Aspen Insurance Holdings Ltd., Endurance Specialty Holdings Ltd., Allied World Assurance Company Holdings, Ltd, Montpelier Re Holdings Ltd. and Platinum Underwriters Holding Ltd. We do not use compensation consultants at this time~~; however, in the future we may seek such advice~~.

The salaries of the Named Executive Officers are reviewed on an annual basis, as well as at the time of promotion or other changes in responsibilities. The leading factor in determining increases in salary level is the employment market in Bermuda and, solely in respect of Mr. Boisvert, Switzerland for senior executives of insurance and reinsurance companies. The Compensation Committee analyzes the information gathered from the surveys, recruitment agencies and other companies set forth above in order to understand the general level of compensation in the market and to determine whether the base salaries of the Named Executive Officers are appropriate, but does not formally engage in benchmarking of compensation levels.

Annual Cash Bonuses. Page 10

8.
Your Compensation Discussion and Analysis does not disclose the individual or corporate goals used to determine your named executive officers’ annual cash bonus payments. Please provide us with draft disclosure for your next proxy statement which provides the following:

•	The short-term and long-term goals;
•	Confirmation that you will discuss the achievement and rating of each goal; and
•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response:                      In response to the Staff’s comment, the Company proposes to include additional disclosure in next year’s definitive proxy statement on Schedule 14A with respect to the short-term and long-term goals used to determine our named executive officers’ annual cash bonus payments, as set forth ~~forth~~ in the blacklined language below, modified to reflect any changes to the facts.  The Company confirms that it will discuss the achievement and rating of each goal.

Proposed Disclosure in Response to Comment 8 - Compensation Discussion and Analysis – Annual Cash Bonuses, page 10 of the Proxy

Annual cash bonuses
Annual cash bonuses are intended to reward individual performance during the year and can therefore be highly variable from year to year. ~~These bonuses~~ We believe our cash bonus component helps us to provide an element of our incentive compensation on a more immediate basis than with Long-Term Incentive Awards. Annual bonus awards for Named Executive Officers are determined by the Compensation Committee on a discretionary basis, taking into account individual performance and Company performance for the year using both subjective and objective criteria.

Due to the volatility of our industry and thus our financial results, the Compensation Committee and management believe that pure quantitative performance measures are not the most appropriate method of rewarding executive performance, and in light of this, we do not provide for a formulaic bonus plan.

Our current compensation structure establishes a “target bonus” amount for each employee grade level, subject in certain cases to target bonus amounts that are specifically provided in an individual’s employment agreement with the Company.

Our Executive Chairman and our Chief Executive Officer agree with each of the other Named Executive Officers ~~These bonsueses are determined on a discretionary basis. O~~
~~ur Executive Chairman and our Chief Executive Officer agree with each of the other executive officers~~ upon short-term and long-term goals as part of an evaluation process, and then subsequently rate each ~~executive officer~~ Named Executive Officer in writing against those goals before deciding the bonus amount to recommend to the Compensation Committee. The 2009 short-term and long-term goals for each Named Executive Officer were based on specific confidential strategic objectives. Such goals include but are not limited to finding and assuming attractively-priced risk; managing our overall risk exposure to mitigate loss; ensuring we have optimal capital to run our business; working hard and cooperating with colleagues; and providing excellent service to clients and colleagues. In the case of the Chief Executive Officer, these goals are established by the Compensation Committee in consultation with the Executive Chairman, and in the case of the Executive Chairman, these goals are established by the Compensation Committee.

~~The 2009 short-term and long-term goals for each Named Executive Officer were based on specific confidential strategic objectives.  For example, a goal could be the acquisition of a specific business.1~~

The Named Executive Officer’s performance of non-goal specific items ~~is~~ and the general performance of the Company based on the financial statements for that year are also taken into account, at the Compensation Committee’s discretion, in determining the Named Executive Officer’s bonus. A ~~Awards for the subject year are based on the financial statements for that year, and are based on an assessment of each~~ Named Executive Officer’s ~~achievement of the established goals and non-goal~~ actual bonus amount may be adjusted by the Compensation Committee up or down from the amount recommended by management in order to reflect individual performance in a fiscal year that the Compensation Committee may determine warrants specific recognition.

The annual bonus is based on a variety of elements, including management’s recommendation (which will generally be based upon actual financial results for the completed fiscal year as well as other qualitative factors), the Compensation Committee’s review of market performance as a whole and the Company’s relative performance within it, management’s success with respect to implementing strategic and operational goals, and extraordinary factors applicable to such fiscal year.

~~ThisThe~~ The ~~items. This~~ range in the amount of bonuses is based on the seniority of the position and our view of the degree to which the Named Executive Officer’s performance could affect the Company’s overall results. The employment agreements for Messrs. Byrne and Brown do not limit the amount of their annual bonuses. The bonus allocation to executive officers, other than Named Executive Officers, are set by the Executive Chairman in consultation with the Chief Executive Officer and approved by the Compensation Committee. Messrs. Byrne and Brown play no role in setting their own bonuses. Instead, the bonuses for each of them are set and approved independently by the Compensation Committee. Bonuses for the Named Executive Officers are accrued quarterly in the consolidated financial statements and are updated based on the amounts approved by the Compensation Committee.
__________________
   ~~1 Note to the Staff:  Disclosure will also add whether or not these goals have been achieved in the applicable year.~~

The Compensation Committee approves the bonus of all Named Executive Officers.  Bonuses for all Named Executive Officers were paid in the first quarter of ~~2009~~2010.

We would also propose adding the following paragraph to the general Compensation Discussion and Analysis section:

Named Executive Officer Performance Assessment. In connection with its annual compensation determination process, the Compensation Committee engages in a performance assessment of each of the Named Executive Officers, focusing on each executive’s relative contribution during the fiscal year, and if applicable, the level of achievement of any specific individual goals tasked to a Named Executive Officer for such fiscal year. The Compensation Committee principally uses a qualitative assessment, including factors such as our progress towards implementing our key strategic and operational initiatives, our investments in and improvements of technology and our key decision support tools, such as our exposure-based underwriting models, our efforts to improve the strength of our control and operating environments, and our efforts to attract, retain, and motivate our global workforce. With respect to Named Executive Officers other than the Chief Executive Officer, the Chief Executive Officer presents the Compensation Committee with his assessment of each other executive’s relative performance with respect to the above-mentioned categories for such fiscal year.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (441)-278-4305.

Sincerely,

/s/  William F. Fawcett
William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings Limited

cc:           David A. Brown
Chief Executive Officer, Deputy Chairman and Director
Flagstone Reinsurance Holdings Limited

Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings Limited

Ronald  Cami, Esquire
Cravath, Swaine & Moore LLP

John Johnston
Deloitte & Touche

Exhibit 1

Letter dated February 11, 2007 to Mr. Joseph D. McGrath, Office of the Chief Accountant, Securities and Exchange Commission

February 11, 2007

VIA E-MAIL

Mr. Joseph D. McGrath
Professional Accounting Fellow
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Flagstone Reinsurance Holdings Limited

Dear Mr. McGrath:

Here is a presentation prepared in response to the questions and requests that you raised during your telephone conversation of February 8 with officers of Flagstone.  We also are attaching the pages of the current proof of Flagstone’s Form S-1 that have changed since Amend. No. 3, marked to show the changes.

We would like to schedule a call at your earliest convenience to seek to resolve these matters.  In the meantime, do not hesitate to call Bob McTamaney (by telephone at 212-238- 8711) or me (at 212-238-8698) with any further questions or requests for information regarding them.  If you wish to contact Flagstone directly regarding these matters, please call Mr. White (at 441-278-4319) or Mr. O’Shaughnessy (at 441-278-4331).

Sincerely,

/s/ Andris J. Vizbaras
Andris J. Vizbaras

AJV:tbm
Attachment

cc:           Flagstone Reinsurance Holdings Limited

Capitalized terms have the meanings given them in the registration statement on Form S-1 of Flagstone Reinsurance Holdings Limited.

Question:

Does the redemption right associated with the preferred shares constitute a put option which should be treated as an embedded derivative and bifurcated from the host instrument for financial reporting purposes under FAS 133? If so, would the valuation of the resulting derivative be material in relation to the Company’s financial statements?

Facts:

Mont Fort raises capital for each cell by issuing preferred shares linked to that cell and which participate only in the results of that cell.  The holders of preferred shares with respect to a cell of Mont Fort are entitled to receive all dividends issued by that cell, but do not possess voting rights or direct control over that cell’s activities.  The preferred shares do not possess any rights (voting, participation, etc.) in relation to any of the assets or operations of Mont Fort, other than those in the cell.  If Mont Fort were to be subject to bankruptcy or receivership, the preferred shareholders would be unaffected.  If the cell to which the preferred shares pertain were to become insolvent, the preferred shareholders are not entitled to any of the assets of Mont Fort outside of the cell.

The holders of preferred shares do possess an annual right to cause Mont Fort to redeem their preferred shares at their then net asset value, to the extent that the board of directors of Mont Fort has determined that funds are legally available to make redemptions.  Redemption requests must be submitted no later than 75 days prior to an annual redemption date, and Mont Fort will redeem preferred shares only after the cell to which those preferred shares are linked shall have met its obligations to Flagstone under their reinsurance agreement.  The proceeds for redemption of the preferred shares come from the assets of the cell, not the general assets of Mont Fort.  In this way losses from the reinsurance contracts written by a cell are borne by the investors in that cell, and those investors are entitled to the remaining fair value of the cell assets once all liabilities of the cell have been settled.

Analysis:

We do not believe that the redemption rights associated with the preferred shares should be bifurcated as embedded derivatives because we believe the host contract (the preferred share absent the put right) does not represent an ownership interest in Mont Fort, rather it represents an ownership interest in the operations of a cell of Mont Fort.  The redemption right simply allows the holder to redeem its ownership for its fair value.  The redemption right is not indexed to anything other than the host contract.  In addition, it does not provide for net settlement.  However, if one were to conclude that the redemption feature of the preferred shares should be considered an embedded derivative that requires bifurcation, we believe that it would have zero value in all circumstances, and the resulting bifurcation would therefore have no impact on the Company’s financial statements.

The redemption feature entitles preferred shareholders to the net asset value of their shares.  The redemption feature therefore entitles investors to put their shares back to Mont Fort at fair value.  Models such as Black-Scholes which are commonly used to determine the price of options such as a put, compare the strike price of an option with the current market price of the subject security and then consider the likely volatility of the market price compared to the strike price over time.  They use these factors to estimate the probability of the market price exceeding the strike price over the term and thereby calculate an expected value for the option.  In the case of the preferred shares, the “market price” of the shares and the “strike price” are always identical and proportional to the net asset value of the specific cell.  Thus volatility and time factors become irrelevant as both the strike and market price are equal over any period of time and no matter what the change in the underlying value.

The Company therefore believes that the value of the preferred share redemption feature, as a fair value put option, is essentially nil.  Accordingly, the putative bifurcation of this feature as an embedded derivative would have no material impact on the Company’s financial statements.

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